Exhibit 2.25
PELANGIO MINES INC.
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
Pelangio Mines Inc.
440 Harrop Drive, 2 Floor
Milton, Ontario L9T 3H2
Item 2. Date of Material Change
July 2, 2008
Item 3. News Release
Pelangio Mines Inc. (“Pelangio” or the “Company”) disseminated a press release (the “Press Release”) on July 2, 2008 via Canada Newswire—Toronto, Ontario.
Item 4. Summary of Material Change
Pelangio has been advised by Detour Gold Corporation (“Detour Gold”) that it has released an updated National Instrument 43-101 compliant mineral resource estimate for its Detour Lake project in northern Ontario based on a detailed engineered pit design.
Item 5. Full Description of Material Change
Pelangio has been advised by Detour Gold that it has released an updated National Instrument 43-101 compliant mineral resource estimate (the “Updated Estimate”) for its Detour Lake project in northern Ontario based on a detailed engineered pit design. Pelangio holds a 44.6% equity interest in Detour Gold (20 million shares). Detour Gold issued the Press Release on July 2, 2008, the verbatim text of which is attached hereto. For further information regarding the material change, refer to the attached copy of the Press Release.
The Updated Estimate was prepared for Detour Gold by Thon Consulting and audited by Michael W. Kociumbas, P.Geo.,Vice-President of Watts, Griffis and McOuat Limited (“WGM”), Consulting Geologists and Engineers, based in Toronto, Canada. Both Mr. Kociumbas and WGM are considered as independent Qualified Person(s) with respect to Pelangio in accordance with National Instrument 43-101.
Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable
Item 7. Omitted Information

No information has been omitted in respect of the material change.
Item 8. Executive Officer
Ingrid Hibbard, President and Chief Executive Officer, 905-875-3828.
Item 9. Date of Report
July 10, 2008

Pelangio Mines Inc. 440 Harrop Dr., 2nd Floor Milton, Ontario L9T 3H2 Phone (905) 875-3828 Fax (905) 875-3829
NEWS RELEASE
PELANGIO ADVISED OF A 125% INCREASE IN MINERAL RESOURCES (M&I) AT DETOUR GOLD’S DETOUR LAKE
PROJECT, ONTARIO
TORONTO, Ontario (July 2, 2008) – Pelangio Mines Inc. (PLG:TSX) (“Pelangio”) has been advised by Detour Gold Corporation (“Detour Gold”) that it has reported an updated National Instrument 43-101 compliant mineral resource estimate for its Detour Lake gold project in northern Ontario based on a detailed engineered pit design.
Pelangio has a 44.6% equity interest in Detour Gold (20 million shares). Detour Gold issued a press release today, the verbatim text of which follows:
“Detour Gold Increases its Mineral Resources (M&I) by 125% at Detour Lake Based on a Detailed
Engineered Pit Design
Detour Gold Corporation (TSX: DGC) (“Detour Gold” or the “Company”) is pleased to report an updated National Instrument 43-101 compliant mineral resource estimate for its Detour Lake gold project in northern Ontario based on a detailed engineered pit design.

Since its December 2007 mineral resource estimate, which included the historical drilling and Phase I drill results (49,322 metres), the Company has received assay results for an additional 73,469 metres of diamond drilling from its ongoing Phase II (representing 54% of Phase II) in the first half of 2008 that has resulted in a 125% increase in measured and indicated gold resources from 4.8 million ounces to 10.8 million ounces while inferred gold resources have decreased 20% from 3.0 million ounces to 2.4 million ounces.
Based on a cut-off grade of 0.50 g/t gold and a gold price of US$700 per ounce, the in-pit resources included in a detailed engineered pit design are shown in Table 1.
Table 1. June 2008 Detailed Engineered Pit Design Resource Estimate
Base Case US$700/oz

		Grade Capped	Gold Ounces
	Tonnes	at 20 g/t Au	(capped)
	(millions)	(g/t Au)	(000’s)

Measured (M)	38.8	1.68	2,099
Indicated (I)	204.1	1.32	8,664

Total (M&I)	242.9	1.38	10,763

Inferred	63.9	1.19	2,452

Refer to notes under table 3.
Gerald Panneton, President and CEO of Detour Gold commented: “We have once more exceeded our objectives and demonstrated that Detour Lake is a world-class gold deposit. There is excellent potential to further increase the resource base especially to the west of the Calcite Zone and below the former open pit. As a result, we have added 30,000 metres of drilling to our program (Phase III) for 2008. The project is robust at a US$700 per ounce gold price and we expect to deliver a positive feasibility study as we proceed with a final pit design
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and reserve estimates, possibly by year-end. It is our goal of making Detour Gold the next premium intermediate gold producer.”
The mineral resource increase is largely due to:
▪	An additional 73,469 metres of drilling completed throughout the deposit, with a focus in the Calcite Zone (western end); also, the 40 metre by 40 metre drill spacing (from a 80 metre drill spacing) has successfully improved the continuity of the deposit;

▪	Discovery of more mineralized zones in the hanging wall, north of the known 200 metre wide corridor;

▪	Addition of known mineralization that was previously drilled (prior to Detour Gold) into the new pit shell (below the previous 2007 US$575 pit shell);

▪	Increase in search radius for indicated and inferred resources as a result of better continuity; and

▪	Gold price increase from US$575 to US$700 per ounce with a cut-off grade of 0.50 g/t.
The proposed open pit extends 2.5 kilometres in length and up to 700 metres in depth. There is excellent potential for additional mineralization along strike, especially west of the Calcite Zone for several kilometres. The mineralized system has also not been fully tested to the north in the hanging wall outside of the main 200 metre wide corridor. The deposit remains open below the former open pit where significant gold mineralization was intersected in the footwall of the chert marker horizon (CMH) (i.e. hole DG-07-194A).
Mineral Resource Estimate Method
The current block model was prepared by Thon Consulting (“Thon”) of Smithers, British Columbia. Mineral resources were estimated within a Lerchs Grossman (“LG”) optimized pit shell based on the concept of a large-scale open pit with the following pit parameters to establish the cut-off grade: gold price of US$700 per ounce, $5.50/t for milling, $1.58/t for ore and waste mining and $1.00/t for general and administration (G&A), gold recoveries of 92%, US$ exchange rate of 1.10, and pit slopes of 55 degrees. Pit parameters were provided by the engineering firm of BBA Inc. (“BBA”) of Montréal, Québec.
The block model mineral resources falling within the LG optimized pit shell were subsequently audited by Watts, Griffis and McOuat Limited (“WGM”) and validated by BBA before proceeding with the engineered pit design. WGM has concluded from their work and review that the search distance for both the indicated and inferred categories can be increased from 20 to 30 metres and from 40 to 50 metres, respectively, as a result of improved continuity of the deposit.
Gold assays are capped at 20 g/t as per the historic capping at the former mine and the December 2007 mineral resource estimate. Preliminary and ongoing independent geostatistical studies based on all drill results to date indicated that a higher capping grade could be used in the resource estimate.
The mineral resource estimate within the US$700 LG pit shell (using a cut-off grade of 0.50 g/t gold) on 10X5X10 meter blocks is presented in Table 2. The overall waste to ore stripping ratio is 5.7.
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Table 2. June 2008 Mineral Resource Estimate prior to Detailed Engineered Pit Design
(by Thon and audited by WGM)

		Grade Capped	Gold Ounces
Resource	Tonnes	at 20 g/t Au	(capped)
Category	(millions)	(g/t Au)	(000’s)

Measured	44.5	1.71	2,446
Indicated	217.2	1.33	9,309

Total (M&I)	261.7	1.40	11,755

Inferred	70.7	1.22	2,764

Refer to notes under table 3.
Mineral Resources in Detailed Engineered Pit Design
The optimization and designs of the US$700 pit by BBA (Base Case – Table 1) were based on the block model supplied by Thon. For the Base Case, BBA used the economical input parameters presented above. The design pit included an operational haul road and pit slope as per recommendations from Golder Associates; benching arrangement and configuration; and smoothing of pit walls and berms.
The mine operating cost established by BBA is based on a preliminary mine schedule at a mining rate of 30,000 tonnes per day (tpd) for the first two years of operation and 60,000 tpd in the subsequent years. Although the preliminary estimates for projected costs (reported on page 2) are believed to be realistic, as they are based on projects of similar (or lesser) production rates, they should be considered preliminary and subject to a high degree of risk. BBA used an overall gold recovery rate of 92% (metallurgical testwork completed by Melis Engineering Ltd. yielded recoveries ranging from 91% to 95%).
The following are the main open pit design parameters used by BBA:
1.	Pit ramp of 10% gradient and 32 metres wide to support 2-way haulage for 218 tonne capacity;

2.	Inter-ramp angles are 53[o] to 56[o] in the hanging wall and 49[o] to 53[o] in the footwall based on recommendations by Golder; and

3.	Mining dilution is not incorporated in the resource estimate.
Based on those design parameters described above, BBA generated an engineered pit containing the mineral resources shown in Table 1, which is now considered the Base Case. The overall waste to ore stripping ratio is 6.29.

Pit sensitivity analysis, using the same identical parameters, was carried out using a gold price of US$575 and US$825 per ounce with a cut-off grade of 0.60 g/t and 0.40 g/t gold, respectively. Results of this study are presented in Table 3.
Table 3. June 2008 Engineered Pits Sensitivity to Gold Price

			Measured		Indicated		Measured and Indicated			Inferred
			Category		Category		Categories			Category
Gold	Cut-off	Strip							Gold			Gold
Price	Grade	Ratio	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
US $/oz	(g/t Au)		(millions)	(g/t Au)	(millions)	(g/t Au)	(millions)	(g/t Au)	(000’s)	(millions)	(g/t Au)	(000’s)
$575	0.60	5.9	24.9	1.85	137.8	1.44	162.7	1.51	7,873	41.8	1.32	1,770
$700	0.50	6.3	38.8	1.68	204.0	1.32	242.8	1.38	10,763	63.9	1.19	2,452
$825	0.40	5.5	46.8	1.51	251.5	1.18	298.3	1.23	11,793	88.4	1.05	2,996
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Notes:

(1)	The mineral resources are classified as measured, indicated and inferred, and comply with the CIM mineral resource definitions referenced in National Instrument 43-101.

(2)	Base case assumes a gold price of US$700/oz gold and US$ exchange rate of $1.10.

(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(4)	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category.
BBA also conducted a sensitivity analysis to generate a resource estimate with no capping. As expected, the result of the analysis as shown in Table 4 indicated a significant increase in the gold grade for all categories.
Table 4. Capping Sensitivity for June 2008 Detailed Engineered Pit Design
Resource Estimate — Base Case US$700/oz

	Capping	Grade Capped
Resource	at 20 g/t	at 20 g/t Au	No Capping	Grade
Category	(000’s oz)	(g/t Au)	(000’s oz)	(g/t Au)

Measured	2,099	1.68	2,546	2.02
Indicated	8,664	1.32	10,688	1.60

Total (M&I)	10,763	1.38	13,234	1.67

Inferred	2,452	1.19	2,890	1.41

Additional Information
▪	The database used for the current mineral resource estimate comprised a total of 675,417 metres of drilling (5,309 holes) obtained from surface and underground historical drilling and from 122,791 metres of drilling (333 holes) completed and assayed by Detour Gold as of early June 2008 (Phase I and 54% of Phase II).

▪	Raw assays were capped at 20 g/t Au, prior to 1 metre down-hole compositing.

▪	Inverse Distance, Power of 3 (ID3) was used for the mineral resource estimate with a block size of 10x5x10 metres.

▪	Measured (0 to 7.5 metres search ellipse distance) and indicated (7.5 to 30 metres distance) categories required a minimum of three (3) holes to establish continuity. The remaining estimates (from 30 to 50 metres maximum distance) were classified as inferred.

▪	The December 2007 near-surface gold mineral resource estimate contained 1.2 million ounces in the measured category (19.7 million tonnes grading 1.93 g/t), 3.6 million ounces in the indicated category (70.2 million tonnes grading 1.60 g/t) and 3.0 million ounces of gold in the inferred category (63.3 million tonnes grading 1.49 g/t), using a US$575 per ounce gold price and a cut-off grade of 0.64 g/t gold. It was contained within a LG open pit design, located in the area of the former Detour Lake mine, which produced 1.8 million ounces of gold from 1983 to 1999.
Timeline
Release of the remaining Phase II drill results (approximately 65,000 metres) is expected over the next six months. With the encouraging results obtained this far, another 30,000 metres of drilling (Phase III) has been added to properly continue the infill of the deposit on a 40 metre by 40 metre grid and to expand the deposit to the west of the Calcite Zone.
The Company is making good progress on its feasibility study. Detour Gold plans to order its long-lead items (i.e. SAG and ball mills) within the next month. Ongoing optimization studies are currently underway for the design pit and process design flowsheet. Work is underway for the Environmental Impact Assessment, which is expected to be completed by early 2009.
NI 43-101 Compliant Report
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The Company plans to file a NI 43-101 compliant Technical Report within 45 days. The fully designed and engineered open pit resource presented in Table 1 was prepared by Patrice Live, Eng. of BBA. The costs estimates used in the resource estimates were provided and reviewed by BBA. The gold recovery stated in this release was reviewed by Lawrence Melis, P.Eng. of Melis Engineering Ltd. The pit slope information used in the designed and engineered open pit resource was provided by Luiz Castro, P.Eng. of Golder Associates. All the names mentioned above have reviewed the content of this news release and are Qualified Persons with respect to the Company’s mineral properties in accordance with NI 43-101 regulations.
The mineral resource estimate presented in Table 2 was prepared for the Company by Thon Consulting and audited by Michael W. Kociumbas, P.Geo., Vice-President of Watts, Griffis and McOuat Limited (“WGM”), Consulting Geologists and Engineers, based in Toronto, Canada. Both Mr. Kociumbas and WGM are considered as independent Qualified Person(s). Mr. Kociumbas has reviewed and approved the current resource estimate content of this news release.
Quality Assurance and Quality Control (“QA/QC”) Program
Detour Gold’s exploration program is being managed by Project Manager, Mr. Roger Aubertin, P.Eng., a Qualified Person within the meaning of National Instrument 43-101. Mr. Aubertin has verified and approved the information disclosed in this release. The Company has put in place a rigorous QA/QC program using best industry practices, which was reviewed and approved by Lynda Bloom, P.Geo., President of Analytical Solutions Ltd. For additional information on Quality Assurance and Quality Control, refer to the press release dated April 11, 2007.
Conference Call
Detour Gold will host a conference call for analysts and investors on Thursday, July 3 at 10:00 a.m. E.T. (7:00 a.m. P.T.) to discuss the mineral resource update. You may access the call by calling the operator at 1-877-407-9210 (toll free access) or 201-689-8049 approximately ten (10) minutes prior to the scheduled start time.
The call is being webcast and can be accessed at our website www.detourgold.com or directly at http://www.investorcalendar.com/IC/CEPage.asp?ID=131530.
Those who wish to listen to a recording of the conference call at a later time may do so by calling 1-877-660-6853 or 201-612-7415 (Replay Passcodes: Account # 286, Conference ID # 290004). The instant replay archive will be available until 11:59 p.m. July 17, 2008.

For further information, please contact:

Gerald Panneton, President and CEO	Laurie Gaborit, Director Investor Relations
Tel: (416) 304.0800	Tel: (416) 304.0581
Detour Gold Corporation, Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2040, Toronto, Ontario M5J 2J1
Forward-Looking Information
This press release contains certain forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”). Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Specifically, this press release includes forward-looking statements regarding: the Company’s planned drilling program and estimate of the quantity and quality of its mineral resources. Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. These risks, uncertainties and other factors include, but are not limited to, the uncertainties involved in interpreting geological data and other risks involved in the gold exploration and development industry as well as those risk factors listed in the Company’s Annual Information Form (AIF), Item 4.4 — “Description of Business — Risk Factors” filed on SEDAR. Readers are cautioned that the list of factors included in the AIF is not exhaustive of the factors that may affect the forward-looking statements. Actual results and developments are likely to differ, and may
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differ materially, from those expressed or implied by the forward-looking statements contained in this press release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: the Company’s exploration and development activities on the Detour Lake Property will proceed in accordance with the Company’s current timetables; and the Company’s resource estimates, geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources) and operational and price assumptions on which the resource estimates are based, are accurate. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.
Information Concerning Estimates of Mineral Resources
This news release uses the terms ‘measured’, ‘indicated’ and ‘inferred’ resources. Detour Gold advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.”
About Pelangio
Pelangio is a gold exploration company active in the top-ranked mining jurisdictions in the world, Canada and Ghana. Pelangio’s main focus is to advance its exploration programs on its premier land position in Ghana totaling 290 square kilometres, located on strike and adjacent to AngloGold Ashanti’s Obuasi gold mine.
Pelangio also has a 44.6% equity interest in Detour Gold, which controls the Detour Lake advanced exploration project. The near-term objective of Detour Gold is to advance the Detour Lake project to development and production.
For additional information, please visit our website at www.pelangio.com or contact:
Ingrid Hibbard, President & CEO or Warren
Bates, Vice President Exploration
Tel: 905-875-3828 / Toll-free: 1-877-746-1632 / Email: info@pelangio.com
Reliance on Detour Gold and Forward-Looking Statements
The information contained in this press release is a verbatim extract of the press release issued by Detour Gold. Although Pelangio believes the information included in the press release to be generally reliable, the data has not been independently verified and Pelangio does not assume any liability for the accuracy or completeness of such information. Furthermore, as noted above in the verbatim extract, the press release may contain forward-looking information within the meaning of applicable securities laws. Such information includes the statements contained in the verbatim extract regarding Detour Gold’s exploration and drilling plans, plans to update the mineral resource and the estimation of mineral resources and are subject to risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. The risks include those that are set out above in the verbatim extract and those contained in Detour Gold’s annual information form, Item 4.4 — “Description of Business — Risk Factors” filed on SEDAR as noted above. See also, the risks set out in Pelangio’s annual information form, management information circular and quarterly and annual management’s discussion and analysis. There is no assurance that the forward-looking information contained in the press release will prove to be accurate. Accordingly, readers should not place undue reliance on the forward-looking information. All of the information contained in the press release is qualified by this cautionary statement.
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